Mail Stop 3720

June 21, 2007

Mr. René Obermann
Chairman of the Management Board
Deutsche Telekom AG
Friedrich-Ebert-Allee 140
53113 Bonn
Germany

> RE: Deutsche Telekom AG
>   Form 20-F for the fiscal year ended December 31, 2006
>   File number: 1-14540
>   Filed March 1, 2007

Dear Mr. Obermann:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please address the following comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F
Financial Statements
(50) Reconciliation of IFRS to U.S. GAAP, page F-115
(1) Selling expenses, page F-34

1.   We note in the fourth paragraph of page 110 that selling expenses include commissions paid to resellers and third-party distributors. Tell us in detail how you met the condition in paragraph 9(b) of EITF 01-9 to conclude that you can reasonably estimate the fair value of the benefit identified under paragraph 9(a). In this regard, we note that in addition to paying a commission to your dealer for the sales of your service plan, you also sell the handset to your dealers. It appears that a portion of the commission paid to dealers may be intended to cover any losses that they may incur on the sale of the handsets to end customers. If so, it does not appear appropriate to classify this portion of the payment as selling expense. In this regard, if you are unable to determine the fair value of the commission paid for the sales of your service plans, we believe that you do not meet the condition in paragraph 9(b) of paragraph 9 of EITF 01-9 and therefore the full amount of the commission paid to your retailer should be recognized as a reduction of revenue in your income statement. In order for us to obtain a better understanding of the terms of your compensation arrangements with your dealers and third party distributors, please address the following:

- Describe for us in detail the terms of the different types of compensation arrangements with your dealers.

- Tell us whether the selling price of handsets sold to your dealers and the selling price of the handsets sold in your own stores to your subscribers are the same. In other words, do you sell the handsets to the dealers at a loss or do the dealers absorb the loss on the sale of the handset to the end customer? If the dealer absorbs the loss, tell us why the dealer is willing to enter into the arrangement.

- Tell us whether you recognize the revenue on the handset sale at the date you sell it to the dealer. If so, tell us whether the original selling price is subject to subsequent pricing adjustments between the date of the sale to the dealer and the date of the sale by the dealer to the end customer. Tell us whether the dealers are responsible for establishing the price at which they sell their handsets to end customers.

- Tell us whether your dealers always obtain the handsets from you or whether they can purchase the handsets directly from the manufacturer. If they can be purchased directly from the manufacturer, tell us from a business perspective whether the dealer would have an incentive to purchase the handset directly from you. In addition, tell us whether the amount of commissions paid to dealers that do not purchase the handsets from you differs from the commissions received by dealers who do purchase your handsets.

- Tell us whether you pay a different amount of commission to dealers in situations where they sell both the handset and the service plan versus transactions that involve only the sale of a service plan (if the customer already owns a handset, for example).

2.   We note on page 25 that "Our mobile telecommunications subsidiaries use a variety of incentives to encourage third-party vendors to sell T-Mobile products and services, such as payment of associated marketing expenses and offering special commissions." Describe to us in more detail the nature of the different type of incentives offered to your third party vendors. Addressing the relevant accounting literature under both US GAAP and IFRS, tell us how you accounted for these incentives.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director